A.BRIDGE-REALVEST SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORM X-17A-5

DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: A.Bridge-Realvest Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

244 Cambridge Oaks
(No. and Street)

Park Ridge	NJ	07656
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gil Sandler	201-294-0731	gsandler@realvestcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Victor Mokuolu CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Drive, Suite 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

01/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Nelson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of A.Bridge-Realvest Securities Corporation, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRYN M VAN DURMEN
NOTARY PUBLIC
NEW JERSEY
Comm. Exp. April 13, 2026
Comm. #50157532

Signature:

Title: Senior Vice President

Notary Public 2/24/26

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A.BRIDGE-REALVEST SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Board of Directors
A.Bridge-Realvest Securities Corporation

We have audited the financial statements of A.Bridge-Realvest Securities Corporation, which comprise the statement of financial condition as of December 31, 2025, and the related statement of operations, changes in stockholders's equity, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of A.Bridge-Realvest Securities Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information, which is comprised of Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements, both under SEC Rule 15c3-3 have been subject to audit procedures performed in conjunction with the audit of A.Bridge-Realvest Securities Corporation's financial statements. The Supplemental Information is the responsibility of A.Bridge-Realvest Securities Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation

for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2025.

Houston, Texas,

PCAOB ID: 6771
March 2, 2026

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$ 64,151
Security deposit	420
Total assets	**$ 64,571**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 0
Deferred Remarketing Income	1,625
Total liabilities	**1,625**

STOCKHOLDERS'S EQUITY:

Common stock, no par value; authorized 200 shares; outstanding 20 shares	20
Additional paid-in-capital	29,784
Retained earnings	33,142
Total stockholders's equity	**$ 62,946**
Total liabilities and stockholders's equity	**$ 64,571**

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Fee income	36,435
Other Income	80
Total revenue	**$36,515**

Expenses:

Commissions paid registered representatives	20,600
Regulatory fees	5,716
Telephone	4,214
Professional Fees	4,000
IT Services	968
Office supplies	487
Insurance	472
Postage/Delivery	144
Total Expenses	**36,601**
Net Income/(Loss)	**$ (86)**

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

DECEMBER 31, 2025

Cash flows from operating activities:

Net loss	$ (86)
Adjustments to reconcile Net Income to net cash:	
Deferred Remarketing Income	1,625
Net cash increase/(decrease) for period	1,539
Cash - January 1, 2025	62,612
Cash - December 31, 2025	$ 64,151

The accompanying notes are an integral part of these financial statements.

A.BRIDGE-REALVEST SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Stockholder's equity January 1, 2025	$ 20	$ 29,784	$ 33,228	$ 63,032
Net loss	--	--	(86)	(86)
Stockholder's equity December 31, 2025	$ 20	$ 29,784	$ 33,142	$ 62,946

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business.**

   The Company is incorporated as a C corporation, and has been registered as a securities broker-dealer since 1996. It operates as a placement agent and financial advisor (including interest-rate swap advisor) for private, non-profit and governmental entities and as remarketing agent for variable-rate demand bonds.

2. **Summary of significant accounting policies.**

   Income taxes:
   As a C corporation, the Company is subject to income tax. The statements may include a provision for income taxes, when applicable, to anticipate the tax effects of transactions reported in the financial statements and any resulting tax liability. This amount may differ from the expected amount using statutory rates if certain expenses included in the determination of net income are non-deductible for tax reporting purposes. No provision for income tax is included in these financial statements because the Company realized no income tax liability or tax effect from its operations.

   In addition, the Company has no deferred tax assets or liabilities and has no differences between accounting and tax reporting.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Revenue Recognition.**

   In accordance with ASC 606, the Company recognizes revenue in the period in which it has been earned. In the case of the Company's contracts with clients, the Company's fees and revenue recognition vary with the terms of the contracts. The Company's fees for remarketing agent services, as well as for loan or bond placement and financial advisory services, when applicable, are determined by negotiation for each transaction.

   Revenue is recognized in the period in which the Company has fulfilled substantially all of its contractual obligations. In contingent fee contracts, this usually occurs upon successful completion of a financing transaction. Revenue from remarketing contracts for serving as remarketing agent in connection with variable-rate demand (tender option) bond issues is payable quarterly in advance and recognized upon completion of services at the expiration of each quarter. All revenue for the current year was derived from remarketing contracts.

The Company's revenue recognition process considers these five (5) factors:

Identify Contracts. The Company's only contracts in effect during 2025 were three (3) remarketing agreements relating to variable rate demand bonds (VRDB's). These contracts commenced when the subject bonds were issued and continue until terminated. Fees vary with each issue and are specified, along with expense reimbursements, in quarterly invoices.

Identify Performance Obligations. The Company's remarketing agent obligations include setting interest rates weekly based on market conditions and reporting those rates to relevant parties. In addition, in the event that VRDB's are tendered by bondholders, the Company would exert best efforts to arrange for their purchase by new bond investors. In such cases, the Company acts as agent for the issuer, does not purchase the bonds for its own account, and receives no separate or additional fee for remarketing the bonds.

Determine Transaction Price.   The transaction price is the fee provided in the remarketing agreements.

Allocate Transaction Price. Fees are not allocated among the services included in the remarketing agreements.

Recognize Revenue Upon Performance. Under remarketing contracts, services are billed and paid quarterly in advance. Revenue is recognized after expiration of the quarterly period for which services were performed. In all cases, revenue is not recognized until after all obligations have been fully performed.

4. **Cash Equivalents.**

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

5. **Net Capital Requirements.**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $62,526 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

6. **Related Party Transactions.**

Commissions are distributed to Company consultants (Messrs. Gilbert Sandler and Gregg Nelson) pursuant to terms and conditions set out in an Agreement for Professional Services dated January 1, 2025. During the year $20,600 in total was paid in commissions.

A.BRIDGE-REALVEST SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL

DECEMBER 31, 2025

Common Stock		$ 20
Additional paid-in-capital		29,784
Retained earnings		33,142
Total Available Capital		62,946
Less: non-allowable assets		
Security Deposit		(420)
Net capital		**62,526**

Greater of:

Minimum dollar net capital required		$ 5,000
or		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness):	$ 0	$ 5,000
Excess net capital		**$57,526**
Excess net capital (120%)		**$56,526**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.		$ 0
Deferred Remarketing Income		1,625
Aggregate Indebtedness		**$ 1,625**
Percentage of aggregate indebtedness to net capital		2.6%

There were no material differences existing between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA Filing.

A.BRIDGE-REALVEST SECURITIES CORPORATION
SCHEDULE II & III

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

DECEMBER 31, 2025

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

To: Board of Directors.
A.Bridge-Realvest Securities Corporation

We have reviewed management's statements, included in the accompanying A.Bridge-Realvest Securities Corporation's Exemption Report ("the Exemption Report"). The exemption report is prepared pursuant to 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, A.Bridge-Realvest Securities Corp ("the Company") states the following:

- The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Under that guidance, the Company is considered a "Non-Covered Firm" exempt from 17 C.F.R.§240.15c3-3 and is filing an Exemption Report specifying its conformity with all necessary conditions.

- The Company limits its business activities to: (1) the brokering of securities; (2) the sale and placement of securities, as agent, and not as principal; (3) serving as remarketing agent for variable-rate demand (tender-option) bonds, including setting interest rates based on market conditions and market indexes; and (4) the provision of financial advisory and consulting services.

- The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based

on the provisions pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Victor Mokuolu, CPA PLLC

Houston, Texas
March 2, 2026

A.BRIDGE-REALVEST SECURITIES CORPORATION

EXEMPTION REPORT
DECEMBER 31, 2025

A.Bridge-Realvest Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The Firm will not claim an exemption from SEC Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Under that guidance, the Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report specifying its conformity with all necessary conditions.

The Company limits its business activities to: (1) the brokering of securities; (2) the sale and placement of securities, as agent, and not as principal; (3) serving as remarketing agent for variable-rate demand (tender-option) bonds, including setting interest rates based on market conditions and market indexes; and (4) the provision of financial advisory and consulting services.

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

The Company has met the conditions for its exemption (or Non-Covered status) throughout the most recent fiscal year without exception.

I, Gregg Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Senior Vice-President
Dated: March 2, 2026